Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEFFREY JOHN MOORE
Date of last notice	22 DECEMBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 June 2007
No. of securities held prior to change	50,000 Ordinary Shares. 1,000,000, 30 June 2007 options exercisable at $0.30. 1,000,000, 30 June 2007 options exercisable at $0.40.
Class	FULLY PAID ORDINARY SHARES
Number acquired	2,000,000 ordinary shares pursuant to the exercise of options.
Number disposed	1,250,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,000,000 options exercised at $0.30. 1,000,000 options exercised at $0.40 1,250,000 shares disposed at $0.435
No. of securities held after change	800,000 Ordinary Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options and on market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.